02040998

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

SES Americom Retirement and Savings Plan
4 Research Way
Princeton, NJ 08540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SES Americom Retirement and Savings Plan

By: ______________________
Name: Robert J. Kisilywicz
Title: VP, Financial Operations and Controller

Date: June 26, 2002

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

345 Park Avenue
New York, NY 10154

Exhibit 23

SES Americom Retirement and Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 26, 2002, relating to the statement of net assets available for plan benefits of the SES Americom Retirement and Savings Plan as of December 31, 2001 and related statement of changes in net assets available for plan benefits for the period November 12, 2001 to December 31, 2001 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the SES Americom Retirement and Savings Plan.

KPMG LLP

June 26, 2002

KPMG

SES AMERICOM RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001

(With Independent Auditors' Report Thereon)

SES AMERICOM RETIREMENT
AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001

Index

* Schedules required by Form 5500 which are not applicable have not been included.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and participants of the
SES Americom Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the SES Americom Retirement and Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the period November 12, 2001 to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SES Americom Retirement and Savings Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the period November 12, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) - December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2002

SES AMERICOM RETIREMENT
AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2001

Assets:		
Investments at fair value (note 3):		
Cash and cash equivalents	$	1,839
Common stock		34,028
Mutual funds		87,953
Pooled investment fund		36,688
Total investments		160,508
Receivables:		
Participant contributions		200,989
Employer contributions		270,025
Receivable for investment sold		466
Accrued interest and dividends		184
Total receivables		471,664
Net assets available for plan benefits	$	632,172

See accompanying notes to financial statements.

SES AMERICOM RETIREMENT
AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the period November 12, 2001 to December 31, 2001

Additions to net assets attributable to:		
Investment income:		
Net appreciation in the fair value of investments (note 3)	$	1,049
Dividends		192
Interest		15
Total investment income		1,256
Contributions:		
Employer		334,427
Participants		296,489
Total contributions		630,916
Net increase		632,172
Net assets available for plan benefits at:		
Beginning of period		—
End of period	$	632,172

See accompanying notes to financial statements.

(1) Plan Description

The following brief description of the SES Americom Retirement and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, adopted on November 12, 2001 (effective date), is a defined contribution plan covering employees of SES Americom, Inc. and subsidiaries (the Company or Plan Sponsor), who have reached the age of eighteen. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

Contributions

Eligible employees who elect to participate in the Plan may contribute up to 15% of their salary in 1% increments on a before-tax basis. Participants may also make after-tax contributions each payroll of up to 17% of their salary in 1% increment less any before-tax contributions made for such payroll period.

Employer's contributions are equal to 50% of employee contributions up to the first 7% of eligible compensation, which could be as much as 3.5% of the employee's salary.

The Company will contribute to the accounts of participants an integrated profit sharing contribution equal to (a) plus (b):

(a) 4.5% of compensation received during the payroll period to the extent that compensation received from the beginning of the plan year through the end of that payroll period does not exceed the social security wage base; plus

(b) 9.0% of compensation received during the payroll period to the extent that compensation received from the beginning of the plan year through the end of that payroll period does in fact exceed the social security wage base.

Participants are entitled to a transition profit sharing contribution if: (1) they were active participants in the GE Pension Plan immediately before the effective date, (2) were at least 35 years old on the effective date and (3) were eligible employees on the effective date. The transition profit sharing contribution is a percentage of compensation paid each payroll based on age at the payroll processing date for the applicable payroll period:

Age at payroll processing date	Percentage of compensation paid during payroll period
35-39	0.75%
40-44	2.25%
45-49	4.00%
50-54	6.00%
55 and above	8.50%

(Continued)

Participants' Accounts

Each participant's account is credited with the participant's contribution, its proportionate share of the Company's matching contribution, if applicable, the integrated profit sharing contribution and transaction profit sharing contribution, and the Plan's earnings or losses. Allocations are based on participant's earnings or average account balances, as provided in the Plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Vesting

A participant's interest in his or her before-tax contributions, after-tax contributions, matching contributions and rollover contributions will at all times be fully vested. A participant's interest in his or her profit sharing contributions will be 100% vested immediately upon the earliest of the participant's death, disability, attainment of normal retirement age, or attainment of five years of vesting service. Before the earliest of the participant's death, disability, attainment of normal retirement age, or attainment of five years of vesting service, a participant's interest in his or her profit sharing contributions will be 0% vested. Forfeitures are used to reduce future employer contributions.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available:

GE Common Stock Fund – The Fund invests primarily in GE common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities through investment in a collective investment fund maintained by State Street Bank and Trust Company for the investment of assets of employee benefit plans qualified under the Internal Revenue Code.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Premier Growth Equity Fund – The fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE Strategic Investment Fund – The fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments principally including U.S. and foreign stocks, bonds, and other debt instruments.

Royce Opportunity Fund – seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks and securities convertible into common stocks. Approximately equal weightings of small and micro-cap companies are included in the portfolio. The fund focuses on a limited

(Continued)

number of companies with market capitalization between $400 million and $2 billion, that the advisor judges to have superior financial characteristics and/or unusually attractive business prospects.

State Street Global Advisors (SSGA) S&P 500 Index Fund – Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's Composite Stock Price Index.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan Administrator and the borrower, but such period may in no event exceed 5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at a reasonable rate of interest, which is set by the Plan Administrator, in accordance with applicable federal regulations.

Payment of Benefits

Subject to certain limitations, an active participant may withdraw all or a portion of his or her after-tax contributions, including earnings thereon, by applying to the Company. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of hardships, a participant may elect to withdraw all or a portion of pre-tax contributions, after-tax contributions, and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and on-taxable loans.

On termination of service due to death, disability or retirement, or for terminations of service for other reasons, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account as a lump-sum amount.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investments companies (mutual funds) are value at quoted market prices. Shares of pooled investment funds are stated at fair value, which represent the net asset value of shares held by the Plan as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan year end. All participants loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

(3) Investments

The Plan's investments are held in a trust by State Street Bank and Trust Company. Investments that represent 5% or more of the Plan's net assets as of the end of the plan year are as follows:

		2001
GE Common Stock	$	34,028
GE Stable Income Fund		36,688

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statement of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

During the period November 12, 2001 to December 31, 2001, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

GE common stock	$	(494)
Mutual funds		1,472
Pooled investment fund		71
	$	1,049

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(5) Income Tax Status

The Company has not yet obtained a determination letter in which the Internal Revenue Service (IRS) states the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the Code). An application to obtain a determination letter has been prepared and submitted to the IRS for their review. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of Section 401(a) and 401(k) of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup Company) which is partly to a joint services agreement with GE Retirement Services, Inc. ("GERS"). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and a related party of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated ("GEAM") and Distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. The Plan Sponsor is a related party of GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the Fund's share/unit price and dividends.

SES AMERICOM RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue	Description of Investment	Number of shares	Current value
* State Street Short-term Investment Fund	Cash and cash equivalent		$ 1,839
* GE Company	Common stock	849	34,028
* GE Premier Growth Equity Fund	Mutual fund	279	7,115
* GE Strategic Investment Fund	Mutual fund	403	9,041
* Royce Opportunity Fund	Mutual fund	3,502	31,447
* SSGA S&P 500 Index Fund	Mutual fund	578	10,943
* GE U.S. Equity Fund	Mutual fund	355	9,625
* GE International Equity Fund	Mutual fund	340	4,354
* GE Fixed Income Fund	Mutual fund	1,268	15,428
* GE Stable Income Fund	Pooled investment fund	2,397	36,688
			$ 160,508

* Party in interest as defined by ERISA

See accompanying independent auditors' report.